UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Press Release

Paris, June 25, 2010

Dalkia redeploys its activities in the Czech Republic

Following the completion of its strategic partnership with energy provider CEZ in May, Dalkia has now bolstered its position in the Czech Republic with the purchase of NWR Energy, which supplies a full line of industrial fluids to mines in the Moravia-Silesia region. These deals are helping to further Veolia Environnement’s asset portfolio rotation strategy.

Within the framework of its industrial partnership with CEZ, the leading Czech energy company, in May 2010 Dalkia International sold a 15% stake in Dalkia Ceska Republica and 85% of its subsidiary Dalkia Usti nad Labem, comprising a cogeneration (heat and electricity) unit and the primary network of the town of Usti nad Labem, in the north of the Czech Republic, for a total of €312 million.
The redeployment of Dalkia’s activities is completed today by the announcement of the purchase of New World Resources Energy (NWR Energy) from the NWR group. This Ostrava-based company is a worldwide leader in the mining and industrial sector. It distributes electricity and produces heat, hot water and compressed air for the coal mines operated by OKD, the no. 1 Czech mining group as well as being a subsidiary of NWR.

The €132 million deal, closed at the end of January 2010, has now been approved by the competent anti-monopoly authorities.

Dalkia Ceska Republika will take over the heat and compressed air facilities mainly dedicated to the mines in the Ostrava region, the electricity distribution installatons located close to Dalkia sites, and two subsidiaries of CZECH-KARBON (a Czech electricity trading company), and NWR Energetyka PL Spólka, a Polish company that buys and distributes electricity in Poland. The company will change its name to Dalkia Industry CZ.

This deal will significantly expand the volume of energy supplied by Dalkia to OKD, especially in the Moravia-Silesia region, where Dalkia already owns a string of production facilities. The 20-year contract signed with OKD provides for the annual supply of 2 billion m3 of compressed air, 1 million GJ of heat, and 800,000 MWh of electricity.

Dalkia has been present in the Czech Republic since 1991, and with this deal it now has 2,550 employees in the country.

“This new deal forms part of a long-term strategy, since NWR Energy, as an unrivalled leader in the mining and industrial sector, can expect to attract other industrial clients seeking to outsource their energy activities”, said Olivier Barbaroux, head of the energy services division, Chief Executive Officer of Dalkia. “It is fully consistent with Veolia Environnement’s strategy of rotating its asset portfolio, targeting projects offering significant growth potential, leveraging the firm’s competitive advantage, and offering a payback time in keeping with its objectives.”

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A subsidiary of Veolia Environnement and Electricité de France (EDF), Dalkia is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimisation. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With nearly 52,800 employees in 41 countries, Dalkia reported managed revenue of €7.1 billion in 2009. www.dalkia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23

US Investors contact Terri Anne Powers - Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 25, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretrary General